Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization
China Bingwu Forestry Group Limited	Hong Kong
Qian Xi Nan Aosen Forestry Company, Limited	PRC
Qian Xi Nan Silvan Flooring Company, Limited	PRC
Guiyang Silvan Touch Flooring Co., Limited	PRC